Exhibit 99.1

NICE Reports 7.5% Increase in Non-GAAP Revenue and 26% Increase in
Non-GAAP EPS for the First Quarter 2015

First Quarter 2015 Non-GAAP Revenue was $246 million,
 Non-GAAP Earnings Per Share was $0.72

Ra’anana, Israel, May 7, 2015 - NICE Systems (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2015.

First Quarter 2015 non-GAAP Financial Highlights:
•	Revenues of $246 million, up 7.5% year-over-year
•	Product revenue increased 17% year-over-year
•	Operating margin of 21.3%, up from 18.2% last year
•	Fully diluted earnings per share of $0.72, up 26% year-over-year
•	Record cash from operations of $104 million, compared to $58 million last year

“We are pleased to report another strong quarter,” said Barak Eilam, CEO of NICE. “We reported Non-GAAP revenue growth of 7.5%, which would have been 10% excluding the negative impact from foreign exchange rates, Non-GAAP earnings per share growth of 26%, demonstrating strong leverage in our business model, and record cash flow from operations. We owe these strong results to solid execution supported by strong growth in analytics, and the further implementation of our operational plan to streamline our business and improve profitability.”

Mr. Eilam continued, “Innovation has been a cornerstone to much of our success.  We will continue to accelerate innovation and move products faster to market. With a growing addressable market and a solid leadership position, we believe that we are well-positioned to capture the many opportunities ahead of us.”

Dividend Declaration

The Company declared a cash dividend for the first quarter of 2015 of $0.16 per share. The record date will be May 20th, 2015 and the payment date will be June 3th, 2015. Tax will be withheld at a rate of 15%.

Share Repurchase Program

The Company announced that its Board of Directors has authorized a new program to repurchase up to $100 million of its issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The program does not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

Interactions 2015 - Investor Day

The Company will be hosting its Investor Day on June 1st and 2nd in conjunction with its annual user conference in San Antonio, Texas. Analysts and investors who would like to register, please email IR@NICE.com.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2015 non-GAAP total revenues were $246.1 million, up 7.5% from $229.0 million for the first quarter of 2014.

Gross Profit: First quarter 2015 non-GAAP gross profit and non-GAAP gross margin increased to $167.1 million and 67.9%, respectively, from $149.8 million and 65.4%, respectively, for the first quarter of 2014.

Operating Income: First quarter 2015 non-GAAP operating income and non-GAAP operating margin increased to $52.5 million and 21.3%, respectively, from $41.6 million and 18.2%, respectively, for the first quarter of 2014.

Net Income: First quarter 2015 non-GAAP net income and non-GAAP net margin increased to $44.1 million and 17.9%, respectively, from $34.8 million and 15.2%, respectively, for the first quarter of 2014.

Fully Diluted Earnings Per Share: First quarter 2015 non-GAAP fully diluted earnings per share increased 26.3% to $0.72, compared to $0.57 for the first quarter of 2014.

GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2015 total revenues increased 7.6% to $246.0 million compared to $228.6 million for the first quarter of 2014.

Gross Profit: First quarter 2015 gross profit and gross margin increased to $158.9 million and 64.6%, respectively, from $138.9 million and 60.8%, respectively, for the first quarter of 2014.

Operating Income: First quarter 2015 operating income and operating margin increased to $34.4 million and 14.0%, respectively, from $16.8 million and 7.3%, respectively, for the first quarter of 2014.

Net Income: : First quarter 2015 net income and net margin increased to $29.2 million and 11.9%, respectively, compared to $15.7 million and 6.9%, respectively, for the first quarter of 2014.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter of 2015 was $0.48 compared to $0.26 for the first quarter of 2014.

Operating Cash Flow and Cash Balance: First quarter 2015 operating cash flow was $104.1 million. In the first quarter, $6.3 million was used for share repurchases and $9.6 million for dividends. As of March 31, 2015, total cash and cash equivalents, short term investments and marketable securities were $591.2 million, with no debt.

Second Quarter and Full Year 2015 Guidance:

Second Quarter 2015: Second quarter 2015 non-GAAP total revenues are expected to be in a range of $249 million to $257 million. Second quarter 2015 non-GAAP fully diluted earnings per share are expected to be in a range of $0.67 to $0.73.

Full Year 2015: The Company continues to expect full year 2015 non-GAAP total revenues to be in a range of $1,065 million to $1,085 million. The Company increased its full year 2015 non-GAAP fully diluted earnings per share to a range of $3.10 to $3.21.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, May 7th, 2015 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 772 554 88. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 62250445.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructuring expenses, share-based compensation, certain business combination accounting entries, amortization of an investment in affiliate and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2015	2014
	Unaudited	Unaudited

Revenue:
Product	$92,596	$78,970
Services	153,393	149,604
Total revenue	245,989	228,574

Cost of revenue:
Product	25,109	28,116
Services	61,955	61,550
Total cost of revenue	87,064	89,666

Gross profit	158,925	138,908

Operating Expenses:
Research and development, net	36,931	36,529
Selling and marketing	62,225	59,937
General and administrative	21,670	18,903
Amortization of acquired intangible assets	3,734	6,439
Restructuring expenses	-	316
Total operating expenses	124,560	122,124

Operating income	34,365	16,784

Finance and other income, net	1,699	828

Income before taxes on income	36,064	17,612
Taxes on income	6,827	1,896

Net income	$29,237	$15,716

Basic earnings per share	$0.49	$0.26

Diluted earnings per share	$0.48	$0.26

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	59,371	59,896
Diluted earnings per share	61,203	61,360

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2015	2014
GAAP revenues	$245,989	$228,574
Valuation adjustment on acquired deferred service revenue	123	386
Non-GAAP revenues	$246,112	$228,960

GAAP cost of revenue	$87,064	$89,666
Amortization of acquired intangible assets on cost of product	(7,087)	(8,864)
Amortization of acquired intangible assets on cost of services	-	(327)
Cost of product revenue adjustment (1,2)	(191)	(193)
Cost of services revenue adjustment (1,2)	(761)	(1,131)
Non-GAAP cost of revenue	$79,025	$79,151

GAAP gross profit	$158,925	$138,908
Gross profit adjustments	8,162	10,901
Non-GAAP gross profit	$167,087	$149,809

GAAP operating expenses	$124,560	$122,124
Research and development (1,2)	(699)	(674)
Sales and marketing (1,2)	(2,739)	(3,751)
General and administrative (1,2)	(2,822)	(2,721)
Amortization of acquired intangible assets	(3,734)	(6,439)
Restructuring expenses	-	(316)
Non-GAAP operating expenses	$114,566	$108,223

GAAP finance & other income, net	$1,699	$828
Amortization of an investment in affiliate	238	-
Non-GAAP finance & other income, net	$1,937	$828

GAAP taxes on income	$6,827	$1,896
Tax adjustments re non-GAAP adjustments	3,520	5,739
Non-GAAP taxes on income	$10,347	$7,635

GAAP net income	$29,237	$15,716
Valuation adjustment on acquired deferred revenue	123	386
Amortization of acquired intangible assets	10,821	15,630
Share-based compensation (1)	7,212	7,690
Re-organization expenses (2)	-	780
Restructuring expenses	-	316
Amortization of an investment in affiliate	238	-
Tax adjustments re non-GAAP adjustments	(3,520)	(5,739)
Non-GAAP net income	$44,111	$34,779

GAAP diluted earnings per share	$0.48	$0.26

Non-GAAP diluted earnings per share	$0.72	$0.57

Shares used in computing GAAP diluted earnings per share	61,203	61,360

Shares used in computing Non-GAAP diluted earnings per share	61,203	61,360

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended
	March 31,
	2015	2014
Cost of product revenue	$(191)	$(193)
Cost of service revenue	(761)	(1,075)
Research and development	(699)	(674)
Sales and marketing	(2,739)	(3,178)
General and administrative	(2,822)	(2,570)
	$(7,212)	$(7,690)

(2)	Re-organization expenses

	Quarter ended
	March 31,
	2015	2014
Cost of service revenue	$-	$(56)
Sales and marketing	-	(573)
General and administrative	-	(151)
	$-	$(780)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2015	2014
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$222,491	$187,497
Short-term investments	70,097	65,744
Trade receivables	142,235	181,605
Other receivables and prepaid expenses	40,039	34,041
Inventories	14,895	13,375
Deferred tax assets	24,146	24,174

Total current assets	513,903	506,436

LONG-TERM ASSETS:
Long-term investments	298,616	246,721
Other long-term assets	38,127	38,541
Property and equipment, net	40,740	41,875
Other intangible assets, net	100,663	113,740
Goodwill	686,150	694,778

Total long-term assets	1,164,296	1,135,655

TOTAL ASSETS	$1,678,199	$1,642,091

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$12,858	$11,910
Deferred revenues and advances from customers	191,397	145,250
Accrued expenses and other liabilities	194,812	221,086

Total current liabilities	399,067	378,246

LONG-TERM LIABILITIES:
Deferred tax liabilities	21,209	23,882
Other long-term liabilities	25,632	26,507

Total long-term liabilities	46,841	50,389

SHAREHOLDERS' EQUITY	1,232,291	1,213,456

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,678,199	$1,642,091

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2015	2014
	Unaudited	Unaudited

Operating Activities

Net income	$29,237	$15,716
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	15,076	20,685
Stock based compensation	7,212	7,688
Excess tax benefit from share-based payment arrangements	(638)	(125)
Amortization of premium and discount and accrued interest on marketable securities	646	498
Deferred taxes, net	(3,520)	(5,738)
Changes in operating assets and liabilities:
Trade Receivables	36,320	23,205
Other receivables and prepaid expenses	(1,627)	(3,608)
Inventories	(1,828)	(728)
Trade payables	1,140	(2,236)
Accrued expenses and other current liabilities	(26,847)	(30,866)
Deferred revenue	48,926	34,277
Other	37	(368)

Net cash provided by operating activities	104,134	58,400

Investing Activities

Purchase of property and equipment	(3,219)	(4,337)
Proceeds from sale of property and equipment	-	16
Purchase of Investments	(85,983)	(13,274)
Proceeds from Investments	30,982	14,591
Capitalization of software development costs	-	(242)
Payments for business acquisitions, net of cash acquired	-	(887)

Net cash used in investing activities	(58,220)	(4,133)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	9,015	8,748
Purchase of treasury shares	(6,288)	(26,480)
Dividends paid	(9,586)	(9,706)
Excess tax benefit from share-based payment arrangements	638	125
Earnout payment related to acquisitions	(262)	-

Net cash used in financing activities	(6,483)	(27,313)

Effect of exchange rates on cash and cash equivalents	(4,437)	238

Net change in cash and cash equivalents	34,994	27,192
Cash and cash equivalents, beginning of period	187,497	119,545

Cash and cash equivalents, end of period	$222,491	$146,737